Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial information is derived from the historical consolidated financial statements of Noble Midstream Partners LP (the “Partnership”) and has been adjusted to reflect the following transactions:

(1)
On June 20, 2017, the Partnership entered into a Contribution Agreement (the “Contribution Agreement”) by and among the Partnership, Noble Midstream GP LLC, the general partner of the Partnership (the “General Partner”), Noble Midstream Services, LLC, NBL Midstream, LLC (“NBL Midstream”), a subsidiary of Noble Energy, Inc. (“Noble”) and Blanco River DevCo GP LLC (“Blanco River DevCo GP”). Pursuant to the terms of the Contribution Agreement, the Partnership, on June 26, 2017, acquired from NBL Midstream (i) the remaining 20% limited partner interest in Colorado River DevCo LP and (ii) a 15% limited partner interest in Blanco River DevCo LP (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”). In consideration for the acquisition of the Contributed Assets, the Partnership agreed to pay NBL Midstream total aggregate consideration of $270 million, consisting of (i) consideration of $245 million in cash and (ii) 562,430 common units representing limited partner interests in the Partnership (“Common Units”) issued to NBL Midstream.

(2)
On June 20, 2017, the Partnership entered into a Common Unit Purchase Agreement (the “Unit Purchase Agreement”) with certain institutional investors (the “Investors”) and on June 26, 2017 sold 3,525,000 Common Units in a private placement for gross proceeds of approximately $143 million (the “Private Placement”).

(3)
On April 3, 2017, Trinity River DevCo LLC, an indirect wholly owned subsidiary of the Partnership, and Plains Pipeline, L.P., a wholly owned subsidiary of Plains All American Pipeline, L.P., completed the Advantage Pipeline L.L.C (“Advantage”) acquisition for $133 million through a newly formed 50/50 joint venture. Trinity contributed $66.5 million of cash in exchange for its 50% interest in the joint venture.

The consolidated balance sheet as of June 30, 2017 filed on Form 10-Q gives full effect to these transactions. As a result, no pro forma adjustments are required.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2016, filed as Exhibit 99.1 on Form 8-K with the Securities and Exchange Commission on July 14, 2017, gives effect to the transactions as if they had occurred on January 1, 2016. As a result, no additional pro forma adjustments are required.
The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2017 gives effect to the transactions as if they had occurred on January 1, 2016.

Noble Midstream Partners LP
Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income
Six Months Ended June 30, 2017
(in thousands, except per unit amounts)

	Historical	Financing		Sponsor Contribution and Advantage Acquisition Adjustments		Pro Forma
Revenues
Midstream Services — Affiliate	$104,431	$—		$—		$104,431
Midstream Services — Third Party	3,666	—		—		3,666
Total Revenues	108,097	—		—		108,097
Costs and Expenses
Direct Operating	25,694	—		—		25,694
Depreciation and Amortization	4,921	—		—		4,921
General and Administrative	6,194	—		—		6,194
Total Operating Expenses	36,809	—		—		36,809
Operating Income	71,288	—		—		71,288
Other (Income) Expense
Interest Expense, Net of Amount Capitalized	367	805	(a)	—		1,172
Investment Income	(2,706)	—		(94)	(d)	(2,800)
Total Other (Income) Expense	(2,339)	805		(94)		(1,628)
Income (Loss) Before Income Taxes	73,627	(805)		94		72,916
Income Tax Provision	—	—		—		—
Net Income (Loss) and Comprehensive Income (Loss)	73,627	(805)		94		72,916
Less: Net Income Attributable to Noncontrolling Interests	17,693	—		(12,292)	(e)	5,401
Net Income Attributable to Noble Midstream Partners LP	55,934	(805)		12,386		67,515
Less: Net Income Attributable to Incentive Distribution Rights	92	—		—		92
Net Income Attributable to Limited Partners	$55,842	$(805)		$12,386		$67,423

Net Income Attributable to Noble Midstream Partners LP Per Limited Partner Unit — Basic and Diluted
Common Units	$1.75					$1.88
Subordinated Units	$1.75					$1.88

Weighted Average Limited Partner Units Outstanding — Basic
Common Units — Public	14,472	3,428	(b)	—		17,900
Common Units — Noble	1,543	547	(c)	—		2,090
Subordinated Units — Noble	15,903	—		—		15,903

Weighted Average Limited Partner Units Outstanding — Diluted
Common Units — Public	14,481	3,428	(b)	—		17,906
Common Units — Noble	1,543	547	(c)	—		2,090
Subordinated Units — Noble	15,903	—		—		15,903

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Noble Midstream Partners LP
Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 1. Basis of Presentation
The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of the Partnership. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2017 gives effect to the transactions as if they had occurred on January 1, 2016.
Note 2. Pro Forma Adjustments and Assumptions
The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included adjustments that are directly attributable to the transactions, factually supportable and, with respect to the statements of operations, expected to have a continuing impact on the combined results. A general description of these transactions and adjustments is provided as follows:

(a)	Represents the net interest expense associated with drawings under our revolving credit facility. The interest rate on our revolving credit facility is 2.5%.

(b)	Represents the weighted average adjustment for the 3,525,000 Common Units sold to the Investors in the Private Placement.

(c)	Represents the weighted average adjustment of the equity component of the consideration, 562,430 Common Units, provided to Noble for the acquisition of the Contributed Assets.

(d)	Represents the Partnership's share of income from the Advantage joint venture.

(e)	Represents the Net Income of the Contributed Assets that is no longer included in noncontrolling interests.